May 4, 2009

BY EDGAR AND FASCIMILE

Melissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Amylin Pharmaceuticals, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
filed April 24, 2009
Filed by Eastbourne Capital Management, L.L.C.
File No. 000-19700

Soliciting Materials on Schedule 14A filed April 24, 2009
File No. 000-19700

Dear Ms. Duru,

On behalf of Eastbourne Capital Management L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood (collectively, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Daniel S. Sternberg, dated May 1, 2009 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in bold with the response immediately following each bolded comment.

Melissa Campbell Duru, Esq.	Page 2	May 4, 2009

Concurrently with the delivery of this letter, the Filing Persons are filing a definitive proxy statement of even date (the “Definitive Proxy Statement”), containing the revisions described in this letter. For your convenience, we are providing supplementally a courtesy copy of the Definitive Proxy Statement, marked to show all changes from the Revised Preliminary Proxy Statement on Schedule 14A filed April 24, 2009.

PRRN14A filed April 24, 2009

The Eastbourne Nominees, page 4

1.	We note your response to comment 6 and revised disclosure on page 6. Rule 14a-4(d)(1) does not confer the ability to vote for any person who is not a bona fide nominee. Substitute nominees who are unnamed and to be designated by you at a later date are not bona fide nominees. Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d). Please supplement the revised paragraph to expressly disclose that should the participants nominate substitute nominees, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees. See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.

The Definitive Proxy Statement has been revised to address the Staff’s comment by providing the requested additional disclosure on the cover page and on page 5.

Solicitation of Proxies

2.	We note your response to Comment 10 and reissue the comment in part. Please note that soliciting persons are required to post their proxy materials on a specified, publicly-accessible Internet web site (other than the Commission’s EDGAR web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials, or advise. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

The Filing Persons will post their proxy materials on a specified, publicly-accessible Internet web site (other than the Commission’s EDGAR web site) and the Definitive Proxy Statement contains the requisite notice informing shareholders that the materials are available and explaining how to access those materials.

For the record, and with sincere respect, we continue to take issue with the Staff’s position that soliciting persons are required to solicit proxies by means of Internet access pursuant to Rule 14a-16 as in force today. We fully understand that the release cited in the comment, which accompanied the adoption of amendments to the proxy rules (in particular, to Ru1e 14a-16) providing for Internet access to proxy materials, clearly indicates the

Melissa Campbell Duru, Esq.	Page 3	May 4, 2009

Commission’s intention to require both registrants and other soliciting persons to post their proxy materials on an Internet website and provide shareholders with a notice of Internet availability. However, so far as we can ascertain, the amendments adopted by the Commission, the text of which are contained in the release, failed (perhaps through inadvertence) to implement the Commission’s stated intention and the rules actually in force today, as amended, do not reflect that intent but instead unmistakably make solicitation by means of Internet availability an option, not a requirement, for non-registrant soliciting persons. See Rule 14a-16(l).

Appendix I

3.	We note your response to Comment 13 and reissue the comment in part. Please revise your disclosure to state, if true, that Messrs. Nuerge and Fleischman do not have an official business address other than their home address. Refer to Item 5(b)(1)(i) of Schedule 14A.

The Definitive Proxy Statement has been revised to address the Staff’s comment by including the additional requested disclosure.

*        *        *

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Definitive Proxy Statement or these responses, please feel free to contact me at (212) 225-2630 or my colleagues, William A. Groll at (212) 225-2142 or Esther Farkas at (212) 225-2513. In addition, you may direct correspondence to any of us by facsimile at (212) 225-3999.

Sincerely,

/s/ Daniel S. Sternberg
Daniel S. Sternberg

cc:	Rose Zukin, Esq. (Division of Corporation Finance)
Nicholas Panos, Esq. (Office of Mergers and Acquisitions)
Eric Sippel, Esq.